Steven M. Skolnick	One Lowenstein Drive
Partner	Roseland, New Jersey 07068

T: 973 597 2476
F: 973 597 2477
E: sskolnick@lowenstein.com

November 20, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Mail Stop 3030

Washington, DC 20549

Attn:	Deanna Virginio

Christine Westbrook

Tracey Houser

Terence O’Brien

Re:	Virpax Pharmaceuticals, Inc. Registration Statement on Form S-1 Filed October 9, 2020 File No. 333-249417

Ladies and Gentlemen:

On behalf of Virpax Pharmaceuticals, Inc. (the “Company”), we are hereby responding to the letter, dated October 23, 2020 (the “Comment Letter”), from the staff (the “Staff”) of the Division of Corporation Finance, Office of Life Sciences, of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Registration Statement on Form S-1, filed on October 9, 2020 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing an amended registration statement with the Commission (the “First Amended Registration Statement”). For ease of reference, set forth below in bold are the comments of the Staff with respect to the Registration Statement, as reflected in the Comment Letter. The Company’s response is set forth below each comment. Capitalized terms used herein have the meanings set forth in the Registration Statement unless defined herein.

The Company has authorized us to respond to the Comment Letter as follows:

Registration on Form S-1 Filed October 9, 2020

Cover Page

1. We note that you have added a page of graphics after the cover page. We note your illustration of Epoladerm depicts products that are not your own and that each of your product candidates shown are in the early stages of development. Further, the information from your pipeline table and narrative disclosure is repeated in the Prospectus Summary and Business sections but is shown without the context of those sections. Please remove this page as its prominence is not appropriate. For guidance, refer to Securities Act Forms Compliance and Disclosure Interpretation 101.02.

Response: The Company respectfully acknowledges the Staff’s comment and has removed these images from the Cover Page of the First Amended Registration Statement.

Our Company, page 1

2. We note your disclosure that the Topical Spray Film Delivery Technology could potentially evolve into the preferred therapeutic treatment for topicals and transdermal deliveries. Given your limited preclinical data available to date, it is inappropriate for you to state or imply your product candidates may be a preferred therapeutic treatment. Please revise your disclosure accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and has removed this language throughout the First Amended Registration Statement.

Our Portfolio, page 1

3. We note your response to prior comment 3. In your pipeline table, please remove indications that the Phase 2 trial for Epoladerm and Phase 1 trial for Probudur are not applicable, as it appears premature and speculative. Additionally, please revise the references to six product candidates on pages 1, 5, and 61 to make it clear that you are developing product candidates for multiple indications. As an example, it should be clear when discussing your product candidate portfolio that OSF 200 will use the same formulation as Epoladerm but would applied twice daily.

Response: The Company respectfully acknowledges the Staff’s comment and has removed this language from the pipeline table. Further, the Company has amended its disclosure throughout the First Amended Registration Statement to state that it is developing product candidates for multiple indications.

Risks Related to Our Financial Position and Need for Additional Capital, page 11

4. We note your revised disclosure in response to prior comment 2. We also note that on page 11 you continue to state that your operations to date have been limited to, among other things, clinical studies of Epoladerm, Probudur and NES100. You also refer to the Company on page 11 as an early stage clinical pharmaceutical company and, on page 51, you refer to the Company as a clinical-stage pharmaceutical company. Given that you have not yet initiated clinical trials for any of your product candidates, please revise these statements.

Response: The Company respectfully acknowledges the Staff’s comment and has removed this language throughout the First Amended Registration Statement, and has made it clear that the Company is an early stage pre-clinical company.

Diclofenac Epolamine Metered-Dose Spray Film (Epoladerm), page 62

5. We note your response to prior comment 17. It appears from your revised disclosure that the pre-clinical studies of Epoladerm and OSF200 have not yet been completed. Accordingly, please remove statements that the studies will demonstrate drying times of between 60 and 90 seconds, as this appears premature and speculative. Alternatively, please provide a description of the study and the actual results observed.

Response: The Company respectfully acknowledges the Staff’s comment and has revised this language throughout the First Amended Registration Statement to provide a description of the study and results observed.

6. Please expand your discussion of the results shown in the graphical illustrations on page 63 to more clearly explain how the study was conducted and how Epoladerm demonstrated comparable skin absorption to commercially-available Flector Patch at the same concentration.

Response: The Company respectfully acknowledges the Staff’s comment and has added disclosure throughout the First Amended Registration Statement regarding how such study was conducted and the results that demonstrated comparable skin absorption to the Flector Patch.

Long-acting Bupivacaine Liposomal-gel 3.0% (LBL100 or ProbudurTM), page 64

7. We note your response to prior comments 5 and 17. Please revise your disclosure to limit your discussion of the animal studies involving Probudur to how the studies were conducted and the actual results observed. Please revise statements that present your conclusion, such as, Probudur may provide pain control for up to 96 hours, Probudor may be safely administered to humans in a planned Phase IIA study, and NES100 may have comparable preclinical activity to morphine in all animal pain models tested without the drug seeking, respiratory depression, and tolerance associated with opioids.

Response: The Company respectfully acknowledges the Staff’s comment and has revised this language throughout the First Amended Registration Statement.

8. Please expand your discussion of the results shown in the graphical illustration on page 64 to more clearly explain how Probudur was shown to be superior to free Bupivacaine and Exparel at 96 hours, how Probudur has demonstrated higher peak activity compared to Exparel, and how Probudur peak achieved around 6 hours with persistent analgesia noted at 96 hours - 24 hours longer than competitor claims. Include in your discussion how pain control was measured.

Response: The Company respectfully acknowledges the Staff’s comment and has added the requested disclosure throughout the First Amended Registration Statement.

Molecular Envelope Technology Enkephalin Intranasal Spray (NES100), page 65

9. We note your response to prior comment 17. Please disclose the results observed from the early animal studies that support your statements that the MET nanoparticles are well tolerated via the nasal route at the dose administered. Please also provide each of the doses administered. Additionally, please disclose the results observed from the early animal studies that support your statements that NES100 may have comparable preclinical activity to morphine.

Response: The Company respectfully acknowledges the Staff’s comment and has removed the disclosure regarding MET nanoparticles throughout the First Amended Registration Statement. Further, the Company has amended the disclosure regarding the results from early animal studies of NES100 to address the Staff’s comment.

LipoCureRx, Ltd., page 72

10. We note your responses to prior comments 20, 21, 22 and 24. For each of your license agreements, please revise to disclose the royalty term with reference to the scheduled or expected expiry of the last to expire patent covered by the agreement.

Response: The Company respectfully acknowledges the Staff’s comment and has added the requested disclosure for each of the Company’s license agreements.

NCATS-NIH Cooperative Research and Development Agreement, page 74

11. We note your disclosure that on August 25, 2020, the Company entered into a cooperative research and development agreement with the National Center for Advancing Translational Sciences. Please file such agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K or tell us why you believe such filing is not required. To the extent applicable, please expand your summary to disclose any required milestone or royalty payments, including the royalty rates or range and the royalty term, pursuant to the commercialization license. Additionally, if there are any material march-in rights, address the portion of your business that would be affected by exercise of such rights, and describe the conditions which might prompt the U.S. government to exercise any such rights. Include risk factor disclosure, as appropriate.

Response: The Company respectfully advises the Staff that the CRADA was previously filed as Exhibit 10.28 to the Registration Statement. The Company further advises the Staff that pursuant to the CRADA, there are no required milestone or royalty payments, and no march-in rights.

The Company supplementally advises the Staff that now that the Company and its Underwriters have an estimated share price range for the offering, as reflected in the First Amended Registration Statement, the Company is able to respond to the Staff’s Comment 8 from the Staff’s letter dated June 11, 2020 (the “Original Comment Letter”). For the convenience of the Staff, we have recited the prior comment from the Staff in the Original Comment Letter in bold type and have followed the comment with the Company’s response.

8. Once you have an estimated offering price, please provide us with an analysis explaining how you determined the fair value of the common stock underlying your equity issuances along with the reasons for any differences between recent valuations of your common stock leading up to your offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances.

Response: The Company advises the Staff that it estimates a preliminary price range of $10.00 to $12.00 per share (the “Preliminary Price Range”) for its IPO, after giving effect to a reverse stock split that the Company has implemented on November 19, 2020, as set forth in the First Amended Registration Statement (the “Stock Split”), resulting in a midpoint of the Preliminary Price Range of $11.00 per share (the “Midpoint Price”). The share numbers and per share prices set forth below reflect the Stock Split and are all presented on a post-Stock Split basis, unless otherwise indicated.

Determining the Fair Value of Common Stock Prior to the IPO

For an explanation of how the Company determined the fair value of the common stock underlying its equity issuances prior to the offering, the Company respectfully refers the Staff to the discussion of its general approach set forth on page 54 of the Registration Statement in “Management’s Discussion and Analysis of Financial Condition and Results of Operation— Fair Value of Common Stock and Stock-Based Compensation.” The Company accounts for grants of stock options to employees and non-employees based on the options’ grant date fair value and the Company recognizes compensation expense over the vesting periods. The Company estimates the fair value of stock options as of the date of grant using the Black-Scholes option pricing model and it estimates the fair value of its common stock by referencing arms-length transactions inclusive of the common stock underlying which occurred on or near the valuation date(s).

The Company has included the table below to facilitate the Staff’s review, which is a complete list of all grants of stock options and warrants to purchase the Company’s common stock during the 12 months preceding its last reporting period end of September 30, 2020, as adjusted for the 1-for-4.944260256 reverse stock split of the Company’s outstanding shares of common stock, which occurred on November 19, 2020.

Option Grant Dates	Number of Shares Underlying Options	Exercise Price	Fair Value Determined by Board	Midpoint Price
3/11/20	15,169	$9.89	$9.89	$11.00
4/2/20	5,056	$9.89	$9.89	$11.00
4/26/20	20,225	$9.89	$9.89	$11.00
5/1/20	40,452	$9.89	$9.89	$11.00
1/1/20	9,731	$9.89	$9.89	$11.00
1/1/20	6,697	$9.89	$9.89	$11.00
1/1/20	4,675	$9.89	$9.89	$11.00
5/22/20	2,023	$9.89	$9.89	$11.00
5/22/20	20,225	$9.89	$9.89	$11.00
5/22/20	30,338	$9.89	$9.89	$11.00
5/22/20	40,452	$9.89	$9.89	$11.00
5/22/20	10,113	$9.89	$9.89	$11.00
5/22/20	4,045	$9.89	$9.89	$11.00
5/15/20	40,452	$9.89	$9.89	$11.00
6/15/20	20,225	$9.89	$9.89	$11.00

Warrant Grant Dates	Number of Shares Underlying Warrants	Exercise Price	Fair Value Determined by Board	Midpoint Price
9/22/20	5,057	$9.89	$9.89	$11.00

Explanation of Difference Between the FMV of Common Stock Prior to the IPO and the Midpoint Price

As is typical in initial public offerings, the Preliminary Price Range is based in part on the underwriters’ quantitative and qualitative analysis that differs from the valuation methodology used by the Company. Among the factors that the Underwriters considered in setting the Preliminary Price Range were the following:

●	an analysis of the typical valuation ranges seen in comparable public companies in the Company’s industry, as well as a broader set of valuation ranges seen in recent IPOs;

●	the general condition of the securities markets and the recent market prices of publicly traded common stock of comparable companies;

●	the enhanced liquidity of the Company’s common stock following an IPO;

●	an assumption that there would be a receptive public trading market for an early preclinical stage pharmaceutical company such as the Company; and

●	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

As discussed above, the Company’s analysis prior to the IPO indicated the fair value of the Company’s common stock to be $9.89 per share (or $2.00 pre-Stock Split), which was the fair value the Company used for all of its recent equity issuances. Given the lack of clarity around a future liquidity event, and the lack of significant program progression or additional significant funding received, in the judgment of the Board, there were no internal or external developments that would indicate that the fair value of the Company’s common stock would have increased from June 15, 2020.

The Company submits that the primary reasons for the difference between the fair value per share used for the stock options granted within the last year and the Midpoint Price are:

●	Differences in the valuation methodologies, assumptions and inputs used by the underwriters in their valuation analysis discussed with the Company and used to determine the Price Range, which assume a successful IPO as of today’s date with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company, compared to the valuation methodologies, assumptions and inputs used in the valuations determined by the Board as described above in connection with the description of methodologies used.

●	The Price Range necessarily assumes that the IPO has occurred and a public market for the Company’s common stock has been created and, therefore, excludes any marketability or liquidity discount for the Company’s common stock, which was appropriately taken into account in the Board’s determinations of fair value.

●	The Company’s consideration of various objective and subjective factors in the previous fair value determinations, as described above, that were not applicable to the determination of the Price Range.

●	The expected proceeds of a successful IPO would substantially increase the Company’s cash balances. In addition, the completion of an IPO would potentially provide the Company with readier access to the public equity markets.

Additionally, the Company respectfully advises the Staff that the Price Range reflects the fact that investors may be willing to purchase shares in the IPO at a per share price that takes into account other factors that were not expressly considered in the Company’s prior valuations as a private company, and are not objectively determinable and that valuation models are not able to quantify with any level of certainty.

Based on the Preliminary Price Range, the current status of the financial markets and continued uncertainty as to whether the Company will be able to complete its planned IPO within the Preliminary Price Range, or at all, the Company respectfully submits that the fair value of its common stock as determined by the Board is reasonable and consistent with the Company’s and the underwriters’ estimates of the Preliminary Price Range. The $9.89 fair value used in the Company’s most recent equity issuance represents an approximately 10% discount to the Midpoint Price. Moreover, the Company advises the Staff that it does not currently anticipate issuing any additional options prior to the pricing of its IPO, and any options granted on the IPO pricing date will be at the actual IPO price.

Any questions regarding the contents of this letter or the First Amended Registration Statement should be addressed to the undersigned at (973) 597-2476.

Very truly yours,

/s/ Steven M. Skolnick

Steven M. Skolnick

cc:	Anthony Mack, Virpax Pharmaceuticals, Inc.